FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Kelly George	2. Issuer Name and Ticker or Trading Symbol Micrel, Inc. ("MCRL")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Micrel, Inc. 1849 Fortune Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) San Jose, CA 95131		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	05/08/02	05/08/02	M	30,000	A	$6.4063	84,000	D
Common Stock	05/08/02	05/08/02	S	30,000	D	$20.65	54,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non Qual Stock Options	$8.9063	5/21/98	5/21/98	A	20,000		05/21/02(1)	05/21/03	Common Stock	20,000	$8.9063	20,000	D
Non Qual Stock Options	$13.9688	5/27/99	5/27/99	A	20,000		5/27/02(2)	05/27/09	Common Stock	20,000	$13.9688	20,000	D
Non Qual Stock Options	$34.1875	5/25/00	5/25/00	A	10,000		5/25/02(3)	05/25/10	Common Stock	10,000	$34.1875	10,000	D
Non Qual Stock Options	$35.01	05/24/01	05/25/01	A	5,000		5/24/02(4)	05/24/11	Common Stock	5,000	$35.01	5,000	D
Non Qual Stock Options	$23.15	05/23/02	05/23/02	A	5,000		5/23/02(5)	05/23/12	Common Stock	5,000	$23.15	5,000	D

Explanation of Responses:

(1) Shares are 100% vested and exercisable
(2) 15,000 shares are currently vested, with an additional 5,000 becoming vested on 5/27/03.
(3) 5,000 shares currently vested with an additional 2,500 shares becoming exercisable each year on 5/25/03 and 5/25/04.
(4) 1,250 shares currently vested with an additional 1,250 shares each becoming vested on the following dates: 5/24/03, 5/24/04 and 5/24/05.
(5) -0- shares vested. Shares vest each year in increments of 1,250 shares on the following dates: 5/23/03, 5/23/04, 5/23/05 and 5/23/06.

By: /s/ A. E. Belanger on behalf of George Kelly **Signature of Reporting Person	February 12, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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